Filed by MGI PHARMA, INC.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Guilford Pharmaceuticals, Inc.

Commission File No.: 000-23736

Research:TheInvestmentSection®

MGI® PHARMA	MGI PHARMA, INC. (NASDAQ: MOGN)	[GRAPHIC]

MGI PHARMA is an oncology and acute care focused

biopharmaceutical company that currently markets 4 products

and has 5 late stage development programs.

[LOGO OF ALOXI®]	[LOGO OF SALAGEN®]	[LOGO OF HEXALEN®]	[LOGO OF KADIAN®]	For more information, please contact:
Aloxi® injection for the prevention of chemotherapy-induced nausea and vomiting. In its first full year of market availability, sales of Aloxi injection in 2004 totaled $159 million.	Salagen® Tablets for the treatment of dry mouth, symptoms associated with radiation therapy and Sjogrens syndrome.	Hexalen® capsules for the treatment of refractory ovarian cancer.	KADIAN® Capsules for the management of oncology-related pain where treatment with an opioid analgesic is indicated for more than a few days.	Jennifer Davis Directory, Investor Relations & Corporate Communications (212) 332-4381 IR@mgipharma.com www.mgipharma.com

MGI PHARMA recently signed a definitive merger agreement to acquire Guilford Pharmaceuticals, Inc.

(NASDAQ: GLFD). This transaction is expected to close during the fourth quarter of 2005.

For more information, please visit http://www.mgipharma.com/guilford_info.htm

KADIAN® is a licensed trademark of Alpharma Branded Products Division, Inc.

TO ORDER FACTS SHEETS FROM THESE COMPANIES, CALL (800) 458-2700, OR USE THE ORDER FORM IN THIS ISSUE.

SEPTEMBER 2005 RESEARCH XX

Forward Looking Statements

This material contains certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “ expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are not guarantees of MGI PHARMA’s or Guilford’s future performance and involve a number of risks and uncertainties that may cause actual results to differ materially from the results discussed in these statements. Factors that might cause either Company’s results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the ability of MGI PHARMA and Guilford’s product candidates to be proven safe and effective in humans, to receive marketing authorization from regulatory authorities, and to ultimately compete successfully with other therapies; continued sales of MGI PHARMA and Guilford’s marketed products; development or acquisition of additional products; reliance on contract manufacturing; changes in strategic alliances; continued access to capital; ability of Guilford and MGI PHARMA to complete the transaction on the proposed terms; the risk that the perceived advantages of the transaction, if consummated, may not be achieved; and other risks and uncertainties detailed from time to time in the Companies’ filings with the Securities and Exchange Commission including their most recently filed Form 10-Q or 10-K. MGI PHARMA and Guilford undertake no duty to update any of these forward-looking statements to conform them to actual results.

Additional Information And Where To Find It

MGI PHARMA intends to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Guilford by MGI PHARMA pursuant to the terms of the Agreement and Plan of Merger by and between MGI PHARMA and Guilford. The proxy statement/prospectus will be mailed to the stockholders of Guilford. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about the merger, MGI PHARMA and Guilford. Investors and stockholders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. These documents can also be obtained for free from MGI PHARMA by directing a request to MGI PHARMA Investor Relations at 952-346-4700 and for free from Guilford by directing a request to Guilford Investor Relations at 410-631-5022.

Participants in the Merger

MGI PHARMA, Guilford and their directors and officers may be deemed to be participants in the solicitation of proxies from Guilford stockholders in respect of the proposed transaction. Information regarding MGI PHARMA’s participants is available in MGI PHARMA’s Annual Report on Form 10-K for the year ended December 31, 2004 and its proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Guilford’s participants is available in Guilford’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the registration statement containing the Proxy Statement/Prospectus that will be filed with the SEC. You can obtain free copies of these documents from MGI PHARMA and Guilford using the contact information above.